UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)

Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) (Distribution and Marketing Company of the North)
(Name of Issuer)

American Depositary Shares (“ADSs”), each representing 20 Class B Shares (“Class B Shares”)
(Title of Class of Securities)

N/A
(CUSIP Number)

Romina Benvenuti Ortiz de Ocampo 3302 Building #4 C1425DSR Buenos Aires Argentina Tel: 54 11 4809 9520
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2010
(Date of Event which Requires Filing of this Statement)

If the Reporting Person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

Note.    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. N/A	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Pampa Inversiones S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 33,248,435
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 33,248,435
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,248,435
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.5%
14	TYPE OF REPORTING PERSON HC - CO

Page 2 of 5 Pages

CUSIP No. N/A	13D	Page 3 of 5 Pages

1	NAMES OF REPORTING PERSONS Pampa Energia S.A. (Pampa Energy Inc.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,248,435
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 33,248,435
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,248,435
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.5%
14	TYPE OF REPORTING PERSON HC - CO

Page 3 of 5 Pages

This Amendment No. 2 amends and supplements the Schedule 13D filed by Pampa Inversiones S.A. (“PISA”) and Pampa Energía S.A. (“Pampa Energía”and together with PISA the "Reporting Persons") with the Securities and Exchange Commission (the “SEC”) on November 22, 2010 (dated as of September 28, 2010), as amended by the Schedule 13D Amendment No. 1 filed with the SEC on November 5, 2010 (the “Schedule 13D”), related to the American Depository Shares (“ADSs”), each representing 20 Class B Shares (“Class B Shares”) of Empresa Distribuidora y Comercializadora Norte S.A. (Edenor), an Argentina sociedad anonima (the “Company”).

Items 4 and 5 are hereby amended and restated, as follows:

Item 4.  Purpose of Transaction.

Pampa Energía has caused its subsidiary PISA to sell and purchase Shares of the Issuer to take advantage of favorable market conditions.

Item 5.  Interest in Securities of the Issuer.
(a) and (b).                      The Reporting Persons have, as of December 9, 2010, the following interests in the Shares:

	Shares Beneficially Owned	% of Class	Sole Power to Vote	Shared Power to Vote	Sole Power to Dispose	Shared Power to Dispose
PISA	33,248,435	7.5%	-0-	33,248,435	-0-	33,248,435
Pampa Energía	33,248,435	7.5%	33,248,435	-0-	33,248,435	-0-

To the knowledge of the Reporting Persons, none of the executive officers or directors of each of PISA and Pampa Energía owns any Shares with the exception of Gustavo Mariani, a director of Pampa Energía, who owns 640,000 Class B Shares, or 0.1% of the Shares, and has the sole power to vote and dispose of these 640,000 Class B Shares.

(c)                                      Since the filing of the Schedule 13D Amendment No. 1 on November 5, 2010, PISA has effected the following transactions in the ADSs through brokers on the New York Stock Exchange:

Date of Transaction	ADSs Purchased or Sold	Equivalent Number of Shares	Price per ADS (U.S. dollars)	Brokers
November 12, 2010	1,029	20,580	U.S. $ 9.8917	JPM Securities
November 15, 2010	8,646	172,920	U.S. $ 9.8992	JPM Securities
November 19, 2010	3,600	72,000	U.S. $ 10.0986	JPM Securities
December 2, 2010	(166,845)	(3,336,900)	U.S. $ 13.5814	Merril Lynch
December 3, 2010	(35,000)	(700,000)	U.S. $ 14.0000	Merril Lynch
December 3, 2010	(1,100)	(22,000)	U.S. $ 14.2000	JPM Securities
December 6, 2010	(100,000)	(2,000,000)	U.S. $ 14.5052	Merril Lynch

Pampa Energia has not and, to the knowledge of the Reporting Persons, Gustavo Mariani has not, effected any transactions in the Shares or ADSs since the filing of the Schedule 13D Amendment No. 1 on November 5, 2010.

Page 4 of 5 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 9, 2010

PAMPA INVERSIONES S.A.

By: /s/ Ricardo Torres
Name: Ricardo Torres Title: President

PAMPA ENERGIA S.A.

By: /s/ Roberto Maestretti
Name: Roberto Maestretti Title: Chief Financial Officer

Page 5 of 5 Pages